EXHIBIT (q)
     Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)

                                 OVERTURE VIVA!

              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR
           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

This document sets forth administrative procedures followed by Ameritas Variable Life Insurance Company ("AVLIC" or the "Company") in the issuance of its flexible premium variable life insurance policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies.

I.       PURCHASE AND ISSUANCE OF POLICIES

A.       PREMIUMS AND UNDERWRITING STANDARDS

The Policy is a flexible premium variable life insurance policy. The Policy provides flexibility regarding the timing and amount of premium payments after the first payment. No additional premium must be paid unless required to pay the ongoing Policy charges. The minimum initial premium must be sufficient to purchase and cover the Policy charges for the specified amount of insurance coverage and any optional features applied for. The minimum specified initial amount must be at least $100,000 of life insurance under the Policy, which can be a combination of base Policy coverage and term insurance provided by an optional rider. The specified amount of base coverage must be at least $50,000 and at issue must be at least 10% of the total specified amount (base plus term coverage combined). Additional Premiums must be enough to cover Policy charges. We may accept less under certain circumstances, such as when you authorize periodic withdrawals from an account you may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to required minimum amounts. We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

B.       APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed Application, AVLIC will follow certain legally recognized insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. The insured cannot be over age 90 on the insured's birthday nearest to the Policy Date. If we receive a Premium and determine that you do not meet our underwriting criteria, we will return to you an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed.

C.       PREMIUM ALLOCATION

On the Policy application, the Owner may allocate the Net Premium to one or more variable investment options and/or a Fixed Account allocation. The Fixed Account provides a fixed interest rate guarantee provided by AVLIC's general account. AVLIC initially invests the portion of the Net Premium allocated to variable investment options in the Ameritas Money Market Sub-account.

Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "free look" requirements are on the front page of your Policy.

II.      TRANSFERS AMONG INVESTMENT OPTIONS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Sub-account portfolio fund advisor, a Sub-account portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

Subject to restrictions during the "right to examine period", you may transfer Policy value from one Sub-account to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Sub-account, subject to these rules:

     Transfer Rules:

     o A transfer is considered any single request to move assets between one or more investment options.
     o We must receive notice of the transfer by either Written Notice, an authorized telephone transaction, or by Internet when available.
     o The transferred amount must be at least $250, or the entire Sub-account or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Sub-account or $100 in the Fixed Account, we will include that amount as part of the transfer.)
     o If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Sub-account or the Fixed Account is the lesser of $100 or the balance in the Sub-account or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
     o The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
     o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of the Policy prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
     o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -  may be made only once each Policy Year;
          -  may be delayed up to six months;
          -  is limited during any Policy Year to the greater of:
              - 25% of the Fixed account value on the date of the transfer during that Policy Year;
              - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
              -  $1,000.
We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

If the Policy value in any Sub-account falls below $100, we may transfer the remaining balance, without charge, to the Ameritas Money Market Sub-account.

III.     "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.       FULL SURRENDER

While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

Full Surrender Rules
     o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile.
     o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

Surrender Charge
Upon a full surrender from your Policy, we deduct a Surrender Charge from the total Policy value. The amount and duration of this charge varies by the insured's sex, issue age (or attained age at the time of any increase), risk and rate class, specified amount of insurance coverage, and the length of time the Policy has been in force. For example, for a male age 35 at issue and in our best risk and rate class, the Surrender Charge is $9.62 per $1,000 of specified amount of coverage in the first Policy Year, declining to $1.92 per $1,000 in the 14th Year and zero thereafter. Generally, the Surrender Charge is higher the older you are when the Policy is issued. The highest aggregate Surrender Charge is $48 per $1,000 of specified amount of coverage in the first Policy Year, declining to $9.60 per $1,000 in the 14th Year and zero thereafter. The longest Surrender Charge duration is 14 years through issue age 85. The Surrender Charge applies from the Policy issue date as to the initial specified amount of insurance coverage, and from the date of any increase as to increases in the specified amount. Ask for a Policy illustration or see your Policy for these charges applicable to you. Taxes and tax penalties may apply.

B.       PARTIAL WITHDRAWALS

While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time. The Policy value will be reduced by the amount of the partial surrender, but the specified amount of insurance coverage will not change.

     Partial Surrender Rules
     o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
     o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of the Policy prospectus.
     o The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months, and the specified amount of insurance coverage after the withdrawal must be at least:
          -    for insureds in the preferred rate class: $100,000.
          - for insureds in all other rate classes: $50,000 in Policy Years 1 to 3, and $35,000 in the 4th and subsequent Policy Years.
     o    A partial withdrawal is irrevocable.
     o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
     o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
     o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
     o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request. Partial withdrawals may change the Minimum Premium and Guaranteed Death Benefit Premium requirements. You may request a new illustration of policy values from us to demonstrate these changes.

Depending upon the circumstances, a partial withdrawal may have tax consequences.

C.   DEATH BENEFIT CLAIMS

Upon the insured's death, we will pay to the Policy beneficiary:
(a) the death benefit on the insured's life under the death benefit option in effect; plus
(b) any additional life insurance proceeds provided by any optional benefit or rider; minus
(c) any outstanding Policy debt; minus
(d) any due and unpaid Policy charges, including deductions for the month of death.

     A death benefit is payable upon:
     -  Your Policy being in force;
     -  Our receipt of Due Proof of Death of the Insured;
     -  Our receipt of sufficient beneficiary information to make the payment;
        and
     -  Your election of a payment option.
"Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

The death benefit is the greater of:

(a) the specified amount of insurance coverage on the date of death plus the Policy value; or
(b) the Policy value on the date of death multiplied times the corridor percentage.

D.       LAPSE, GRACE PERIOD AND POLICY REINSTATEMENT

Lapse
This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time. Lapse of the Policy may result in adverse tax consequences.

Guaranteed Death Benefit
We guarantee the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, less partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay

Policy charges due. This feature may be modified or not available in all states. If an optional Guaranteed Death Benefit is elected, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in the Policy Schedule page; this period varies depending upon age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid, if you meet the Guaranteed Death Benefit Premium requirements and the following rules:
     o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;
     o Increases in specified amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and
     o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

Grace Period
If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

Reinstatement
If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:

     o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
     o    Premium at least equal to the greater of:
          (1) An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero; or
          (2)  Three times the current Policy Month's monthly deductions.
     o    Reinstatement of any outstanding Policy debt.

The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

The Policy cannot be reinstated once it has been fully surrendered.

E.      DISABILITY WAIVERS

The Policy has available certain optional benefits or riders which allow waiver of certain charges and/or payment of benefits when the Insured is totally disabled. The Waiver of Monthly Deductions on Disability Rider provides that during periods of the insured's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived. The Payor Waiver of Monthly Deductions on Disability Rider provides that during periods of the premium payor's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived. The Disability Benefit Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider. The Legacy Asset Rider also provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of a diagnosis of a terminal or chronic illness. The Waiver of Deductions Rider is issued in conjunction with the Legacy Asset Rider and provides for the waiver of certain Policy charges and charges for any Policy riders so long as benefits under the Legacy Asset Rider are payable in the event of a diagnosis of a chronic illness (and does not apply for a terminal illness diagnosis).

G.       POLICY LOANS

A Policy loan will affect Policy value and Cash Surrender Value. It may also affect the death benefit.

Standard Policy Loan. After the first Policy Year, you may borrow not less than $200 and up to an amount equal to the Cash Surrender Value, minus guaranteed monthly deductions from Policy value for the rest of the Policy Year, minus interest on Policy debt including the requested loan to the next Policy anniversary. A regular Policy loan has a current net annual loan interest rate of 2%: we charge a current interest rate with a 5.5% effective annual yield (guaranteed to not exceed 6%), but we also credit an interest rate with an effective annual yield of 3.5% to any amounts in the Loan Account.

Reduced Rate Policy Loan. Available after the 5th Policy Year. Amount eligible is limited to Policy earnings (Policy value exceeding the amount of premiums paid minus any previous partial withdrawals, minus any outstanding Reduced Rate Policy Loan; but, cannot exceed the maximum available loan amount. A reduced rate Policy loan has a current net annual loan interest rate of 0%: we charge a current interest rate with a 3.5% effective annual yield (guaranteed to not exceed 4%), but we also credit an interest rate with an effective annual yield of 3.5% to any amounts in the Loan Account.

Loan Rules
     o    The Policy must be assigned to us as sole security for the loan.
     o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
     o We will transfer all loan amounts from the Sub-accounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
     o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Sub-accounts and the Fixed Account.
     o If Policy debt exceeds Policy value minus the surrender charge minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
     o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
     o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Sub-accounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
     o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
     o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

H.       MISSTATEMENT

If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.